Exhibit (a)(5)(D)

TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 Publicly traded

TELE NORTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.154/0001-29 Publicly traded	AMAZÔNIA CELULAR S.A. CNPJ/MF No. 02.340.278/0001-33 Publicly traded

NOTICE OF MATERIAL FACT

Telemar Norte Leste S.A. (“Telemar”), Tele Norte Celular Participações S.A. (“TNCP”) and Amazônia Celular S.A. (“Amazônia Celular”, together with Telemar and TNCP, the “Companies”), pursuant to CVM Instruction No. 358/02, and in addition to the Notice of Material Fact released on this date, hereby announce that Telemar intends to appeal to the Board of Commissioners of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”) against the decision of the Registration of Securities Superintendence of the CVM that revised its previous decision granting registration of the tender offers for the common shares of TNCP and Amazônia Celular (“Tender Offers”). Telemar intends to file its appeal within up to 15 days, in accordance with the provisions of CVM Ruling No. 463/03.

As a result of this decision, the Tender Offers were suspended and the auctions that were expected to occur on October 16, 2008, will be postponed until the CVM provides a definitive position regarding this matter.

The Companies will inform their shareholders and the market of the occurrence of any events that could affect the terms and conditions of the Tender Offers and will announce the new date and time for the auctions of the shares in the Tender Offers promptly upon the determination of that date and time.

Rio de Janeiro, October 14, 2008

Telemar Norte Leste S.A.

Tele Norte Celular Participações S.A.

Amazônia Celular S.A.

José Luís Magalhães Salazar

Diretor de Relações com Investidores